EXHIBIT 99.2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

As a result of the relationships described in this Exhibit 99.2, the entities listed below may be deemed to be a group for purposes of Section 13(d) of the Act (with the names of such entities (other than with respect to the Reporting Persons) based on the final prospectus filed by Informatica Inc. (the “Issuer”) on October 27, 2021):

(i)	EvomLux S.à r.l.
(ii)	Permira V L.P.2
(iii)	Permira V GP L.P.
(iv)	Permira V GP Limited
(v)	Ithaca L.P.
(vi)	Ithaca G.P. Limited
(vii)	Canada Pension Plan Investment Board

Effective October 29, 2021, EvomLux S.à r.l. and Ithaca L.P. (“Permira”) and Canada Pension Plan Investment Board (“CPPIB” and together with Permira, the “Stockholders”) entered in into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) with the Issuer pursuant to which Permira and CPPIB each have the right to designate certain of the Issuer’s directors from time to time. The Stockholders each additionally agreed to take all necessary action, including voting their respective shares of common stock, to cause the election of the directors nominated pursuant to the Stockholders Agreement.